Graybug Vision, Inc.

275 Shoreline Drive, Suite 450

Redwood City, CA 94065

September 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin Lochhead Lisa Vanjoske Jason L. Drory Mary Beth Breslin

Re:

Graybug Vision, Inc. Registration Statement on Form S-1 (File No. 333-248611)

originally filed September 4, 2020, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-39538) filed September 21, 2020

Requested Date: September 24, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Graybug Vision, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415) 875-2420.

* * *

Sincerely,

GRAYBUG VISION, INC.

By:	/s/ Frederic Guerard, Pharm.D.
Frederic Guerard, Pharm.D.
Chief Executive Officer

cc:	Effie Toshav, Esq. Robert Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP

[SIGNATURE PAGE TO COMPANY ACCELERATION REQUEST LETTER]